SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of May, 2014

AIXTRON SE
(Translation of registrant’s name into English)

Kaiserstr. 98
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON SE: Publication according to § 26 paragraph. 1 WpHG with the objective of Europe-wide distribution

On May 13, 2014, BlackRock, Inc., New York, NY, U.S.A. has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on AIXTRON SE, Herzogenrath, Germany, have fallen below the 5% threshold of the Voting Rights on May 09, 2014 and on that day amounted to 4.91% (this corresponds to 5525230 Voting Rights). 4.91% of Voting Rights (this corresponds to 5525230 Voting Rights) are attributed to the company in accordance with Article 22, Section 1, Sentence 1, No. 6 in connection with sentence 2 of the WpHG (German Securities Trading Act).

Furthermore, on May 13, 2014, BlackRock Holdco 2, Inc., Wilmington, DE, U.S.A. has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on AIXTRON SE, Herzogenrath, Germany, have fallen below the 5% threshold of the Voting Rights on May 09, 2014 and on that day amounted to 4.91% (this corresponds to 5525230 Voting Rights). 4.91% of Voting Rights (this corresponds to 5525230 Voting Rights) are attributed to the company in accordance with Article 22, Section 1, Sentence 1, No. 6 in connection with sentence 2 of the WpHG (German Securities Trading Act).

Furthermore, on May 13, 2014, BlackRock Financial Management, Inc., New York, NY, U.S.A. has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on AIXTRON SE, Herzogenrath, Germany, have fallen below the 5% threshold of the Voting Rights on May 09, 2014 and on that day amounted to 4.91% (this corresponds to 5525230 Voting Rights). 4.91% of Voting Rights (this corresponds to 5525230 Voting Rights) are attributed to the company in accordance with Article 22, Section 1, Sentence 1, No. 6 in connection with sentence 2 of the WpHG (German Securities Trading Act).

Furthermore, on May 14, 2014, BlackRock, Inc., New York, NY, U.S.A. has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on AIXTRON SE, Herzogenrath, Germany, have exceeded the 5% threshold of the Voting Rights on May 12, 2014 and on that day amounted to 5.01% (this corresponds to 5643586 Voting Rights). 5.01% of Voting Rights (this corresponds to 5643586 Voting Rights) are attributed to the company in accordance with Article 22, Section 1, Sentence 1, No. 6 in connection with sentence 2 of the WpHG (German Securities Trading Act).

Furthermore, on May 14, 2014, BlackRock Holdco 2, Inc., Wilmington, DE, U.S.A. has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on AIXTRON SE, Herzogenrath, Germany, have exceeded the 5% threshold of the Voting Rights on May 12, 2014 and on that day amounted to 5.01% (this corresponds to 5643586 Voting Rights). 5.01% of Voting Rights (this corresponds to 5643586 Voting Rights) are attributed to the company in accordance with Article 22, Section 1, Sentence 1, No. 6 in connection with sentence 2 of the WpHG (German Securities Trading Act).

Furthermore, on May 14, 2014, BlackRock Financial Management, Inc., New York, NY, U.S.A. has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on AIXTRON SE, Herzogenrath, Germany, have exceeded the 5% threshold of the Voting Rights on May 12, 2014 and on that day amounted to 5.01% (this corresponds to 5643586 Voting Rights). 5.01% of Voting Rights (this corresponds to 5643586 Voting Rights) are attributed to the company in accordance with Article 22, Section 1, Sentence 1, No. 6 in connection with sentence 2 of the WpHG (German Securities Trading Act).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON SE

Date:	May 16, 2014	By:	/s/ Martin Goetzeler
		Name:	Martin Goetzeler
		Title:	President and CEO

		By:	/s/ Wolfgang Breme
		Name:	Wolfgang Breme
		Title:	CFO